UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Temecula Valley Bancorp Inc.
(Name of Issuer)

Preferred Stock
(Title of Class of Securities)

879734200
(CUSIP Number)

Neil M. Cleveland
28046 Del Rio Road, Suite C
Temecula, California 92590
(951) 676-4148
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 879734200

1	Names of Reporting Persons. Ryan Heslop

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,406,626

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,406,626

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,406,626

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 63.5%

14	Type of Reporting Person (See Instructions)
IN

CUSIP No. 879734200

1	Names of Reporting Persons. Ariel Warszawski

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,406,626

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,406,626

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,406,626

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 63.5%

14	Type of Reporting Person (See Instructions)
IN

CUSIP No. 879734200

1	Names of Reporting Persons. Firefly Value Partners, LP

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,406,626

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,406,626

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,406,626

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 63.5%

14	Type of Reporting Person (See Instructions)
PN

CUSIP No. 879734200
1	Names of Reporting Persons. FVP GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,406,626

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,406,626

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,406,626

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 63.5%

14	Type of Reporting Person (See Instructions)
OO

CUSIP No. 879734200

1	Names of Reporting Persons. Firefly Management Company GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,406,626

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,406,626

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,406,626

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 63.5%

14	Type of Reporting Person (See Instructions)
OO

CUSIP No. 879734200

1	Names of Reporting Persons. FVP Master Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,406,626

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,406,626

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,406,626

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 63.5%

14	Type of Reporting Person (See Instructions)
PN

CUSIP No. 879734200

1	Names of Reporting Persons. FVP US-Q, LP

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions)
PN

Introduction

This Amendment No. 13 ("Amendment No. 13") amends Items 3 and 5 of the Schedule 13D originally filed by (i) FVP Master Fund, L.P., a Cayman Islands exempted limited partnership (“FVP Master Fund”), (ii) FVP US-Q, LP, a Delaware limited partnership (“FVP Fund” and, together with the FVP Master Fund, “Funds”), (iii) Firefly Value Partners, LP, a Delaware limited partnership (“Firefly Partners”), which serves as the investment manager of the Funds pursuant to investment management agreements, (iv) FVP GP, LLC, a Delaware limited liability company (“FVP GP”), which serves as the general partner of the Funds, (v) Firefly Management Company GP, LLC, a Delaware limited liability company (“Firefly Management”), which serves as the general partner of Firefly Partners, and (vi) Messrs. Ryan Heslop and Ariel Warszawski, the managing members of FVP GP and Firefly Management (all of the foregoing, collectively, “Reporting Persons”) on April 23, 2010 (the "Original Statement"), Amendment No. 1 to the Original Statement filed on May 5, 2010 ("Amendment No. 1"), Amendment No. 2 to the Original Statement filed on May 11, 2010 ("Amendment No. 2"), Amendment No. 3 to the Original Statement filed on May 13, 2010 ("Amendment No. 3"), Amendment No. 4 to the Original Statement filed on June 4, 2010 ("Amendment No. 4"), Amendment No. 5 to the Original Statement filed on June 9, 2010 ("Amendment No. 5"), Amendment No. 6 to the Original Statement filed on June 29, 2010 ("Amendment No. 6"), Amendment No. 7 to the Original Statement filed on July 15, 2010 ("Amendment No. 7"), Amendment No. 8 to the Original Statement filed on August 31, 2010 ("Amendment No. 8"), Amendment No. 9 to the Original Statement filed on September 7, 2010 ("Amendment No. 9"), Amendment No. 10 to the Original Statement filed on September 15, 2010 ("Amendment No. 10"), Amendment No. 11 to the Original Statement filed on October 8, 2010 ("Amendment No. 11") and Amendment No. 12 to the Original Statement filed on November 24, 2010 ("Amendment No. 12"). This Amendment No. 13 relates to Trust Preferred Securities ("Shares") of Temecula Valley Bancorp, Inc. Unless specifically amended hereby, the disclosure set forth in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12, shall remain unchanged.

Item 2. Identity & Background

(a)     This Amendment 13 is being filed by: (i) FVP Master Fund, L.P., a Cayman Islands exempted limited partnership (“FVP Master Fund”), (ii) FVP US-Q, LP, a Delaware limited partnership (“FVP Fund” and, together with the FVP Master Fund, “Funds”), (iii) Firefly Value Partners, LP, a Delaware limited partnership (“Firefly Partners”), which serves as the investment manager of the Funds pursuant to investment management agreements, (iv) FVP GP, LLC, a Delaware limited liability company (“FVP GP”), which serves as the general partner of the Funds, (v) Firefly Management Company GP, LLC, a Delaware limited liability company (“Firefly Management”), which serves as the general partner of Firefly Partners, and (vi) Messrs. Ryan Heslop and Ariel Warszawski, the managing members of FVP GP and Firefly Management (all of the foregoing, collectively, “Reporting Persons”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. FVP Master Fund directly own all of the shares reported in this Amendment 13. Messrs. Heslop and Warszawaki, Firefly Partners, Firefly Management and FVP GP may be deemed to share with the Funds voting and dispositive power with respect to such shares. FVP Fund has transferred all of the shares it directly owned to FVP Master Fund, and no longer may be deemed to share with FVP Master Fund voting and dispositive power with respect to such shares. Each Reporting Person disclaims beneficial ownership with respect to any shares other than those owned directly by such Reporting Person.

(b)     The Principal Business Office of the FVP Master Fund is:

c/o dms Corporate Services, Ltd.

P.O. Box 1344

dms House

20 Genesis Close

Grand Cayman, KY1-1108

Cayman Islands

The Principal Business Office of Messrs. Heslop and Warszawski, Firefly Partners, FVP GP, Firefly Management and the FVP Fund is:

551 Fifth Avenue, 36th Floor

New York, NY 10176

(c)   The principal business of the Reporting Persons is to invest and trade in a wide variety of securities and financial instruments. Each of the Reporting Persons is engaged in the investment business.

(d)   During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)   During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)   Messrs. Heslop and Warszawski are citizens of the United States.

Item 3 Source and Amount of Funds or Other Consideration

The gross investment costs (including commissions, if any) of the Shares purchased by the Reporting Persons is approximately $1,078,177.03, at purchase prices ranging from $0.05 to $1.7500 per Share. The source of these funds was the working capital of the Funds, for which Firefly Partners act as investment manager.

Item 5. Interest in Securities of the Issuer

a.     The responses of the Reporting Persons to Items (11) and (13) on the cover pages of this Amendment No. 13 are incorporated herein by reference.  The total number of Shares outstanding is 2,213,750.

b.    The responses of the Reporting Persons to Items (7) through (10) on the cover pages of this Amendment No. 13 are incorporated herein by reference.

c.     See Item 3, above, and Item 4 in the Original Statement. The transactions in the Issuer's securities by each of FVP Master Fund and FVP Fund in the last sixty days are listed as ANNEX A attached hereto and made a part hereof.

d.    None.

e.     Not applicable.

ANNEX A

Account	Date	Buy/Sell	Number of Shares1	Price per Share ($)
FVP Master Fund	November 22, 2010	Buy	8,100	1.7000
FVP Fund	November 22, 2010	Buy	16,900	1.7000
FVP Master Fund	December 28, 2010	Buy	1,638	1.7500
FVP Fund	December 28, 2010	Buy	3,583	1.7500
FVP Master Fund	January 1, 2011	Buy2	851,096	1.7500
FVP Fund	January 1, 2011	Sell[2]	851,096	1.7500

1 All transactions relate to Trust Preferred shares, as described in Item 1 on the Original Statement.

2 Pursuant to an internal reorganization transaction which occurred on January 1, 2011 (the "Reorganization"), FVP Fund contributed all of its securities to FVP Master Fund in consideration for limited partnership interests in FVP Master Fund. Although characterized as the purchase and sale of shares in this Annex A, the Reorganization was a tax-free transaction

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2011	/s/ Ryan Heslop
Ryan Heslop

Ariel Warszawski
Firefly Value Partners, LP
FVP GP, LLC
Firefly Management Company GP, LLC
FVP Master Fund, L.P.
FVP US-Q, LP

/s/ Ariel Warszawski
Ariel Warszawski, for himself and as
Managing Member of FVP GP (for itself and as general partner of each of the Funds) and Firefly Management (for itself and as general partner of Firefly Partners)